Exhibit 99.1

FOR IMMEDIATE RELEASE - June 4, 2010 - DENVER, COLORADO - PETROFLOW ENERGY LTD. (TSX Symbol - PEF; NYSE Amex Symbol - PED)

PETROFLOW ENERGY LTD. RECEIVES NOTICE OF DELISTING FROM NYSE AMEX AND TORONTO STOCK EXCHANGE

On May 28, 2010, Petroflow Energy Ltd. (the “Company”) received a notice from the NYSE Amex LLC (the “Amex”) indicating its intent to delist the Company’s common stock from the Amex effective June 4, 2010.

The Company does not intend to take any further action to appeal the Amex’s decision, and therefore it is expected that the Company's common stock will be delisted from the Amex effective June 4, 2010.

In its letter the Amex cited, in particular, the Company’s failure to comply with Section 1003(a)(iv) of the NYSE Amex LLC Company Guide, in that it appeared questionable whether the Company would be able to continue operations and/or meet its obligations as they matured.

Further to Toronto Stock Exchange (“TSX”) Bulletin No. 2010-0386, the TSX also previously determined to delist the Company’s common stock from the TSX effective at the close of market on June 2, 2010 for failure to meet the continued listing requirements of TSX.  In its letter the TSX cited the Company’s financial condition, operating results and capital structure, among other matters, as the basis for the delisting.

About Petroflow Energy Ltd.

On May 25, 2010, the Company’s subsidiaries, North American Petroleum Corporation USA and Prize Petroleum, LLC (collectively, the "Debtors"), filed voluntary petitions for relief (the "Chapter 11 Petitions") under chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code"), in the United States Bankruptcy Court for the District of Delaware (the "Court"). The reorganization cases are being jointly administered under the caption "In re North American Petroleum Corporation USA, Case # 10-11707 (CSS)" (the "Chapter 11 Cases").  Additional information on the Chapter 11 Petitions, including access to documents filed with the Court and other general information about the Chapter 11 Cases is available at http://dm.epiq11.com/napcus.

Forward Looking Statements

This press release includes statements that may constitute forward−looking statements, usually containing the words “intend,” “believe,” “estimate,” “project,” “expect,” or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward−looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward−looking statements.  By making these forward−looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

For further information, please contact:
Petroflow Energy Ltd.
Tucker Franciscus, Interim CFO
303-296-7070
www.petroflowenergy.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.